

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 28, 2024

Mikael Øpstun Skov
Chief Executive Officer
Hafnia Limited
c/o Hafnia SG Pte. Ltd.
10 Pasir Panjang Road, #18-01
Singapore 117438

> **Re: Hafnia Limited**
> **Amendment No. 1 to Draft Registration Statement on Form 20-F**
> **Submitted February 9, 2024**
> **CIK No. 0001815779**

Dear Mikael Øpstun Skov:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 27, 2023 letter.

Draft Registration Statement on Form 20-F filed February 9, 2024

Dividend Policy, page 186

1. We note that you expanded your disclosure on pages 186 and 187 in response to prior comment 7, to clarify that if your new dividend policy had been in effect from the beginning of 2022, it would not have resulted in any change to the dividend payments made for the first three quarters. You also state that higher operating cashflows were used to "strengthen" your balance sheet, and that this allowed you to "de-leverage" at a faster pace than had been anticipated during 2022.

   However, it appears that your debt increased $444 million by the end of 2022 compared to a year earlier, and that no accrual had yet been made for the fourth quarter dividend of $159 million. Please reconcile between these observations and your description of circumstances, as to the de-leverage and strength of your balance sheet. Please also disclose the extent to which change in vessel values impacted the results of your net loan-to-value computations for each period, independent of vessel transactions.

Please contact John Cannarella, Staff Accountant, at 202-551-3337 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or Kevin Dougherty, Attorney-Advisor, at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony J. Renzi Jr.